 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated February 4, 2021, announcing the Company's financial results for the fourth quarter ended December 31, 2020.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: February 8, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES FOURTH QUARTER 2020 RESULTS
HIGHLIGHTS

•	Sustained pressure on freight rates driven by mix of reduced demand from COVID-19 restrictions, lower crude supply on OPEC cuts & over supply of available tonnage
•	Extension to current FSO contracts for further 10 years to 2032
•	Fixed cash dividend of USD 3 cents per share in line with distribution policy
•	Up to an additional USD 50 million share repurchases
•	Q1 2021: 46% VLCC spot booked at 16,396 USD per day, 54% of Suezmax booked at USD 9,207 per day
•	Freight rate pressure to remain until crude demand recovery which is tied to COVID-19 vaccine implementation from Q2 onwards

ANTWERP, Belgium, 4 February 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the fourth quarter ended 31 December 2020.

Hugo De Stoop, CEO of Euronav said: “The last quarter of 2020 and the present market conditions are amongst the most challenging in recent memory for crude tanker operators. COVID-19 restrictions continue to impact operations and more importantly the demand for crude oil. This has led OPEC+ to extend production cuts. As a result, the market remains unbalanced with too many ships chasing too few cargoes. Whilst some encouraging signs are emerging, like the price of scrap steel driving the ship recycling activity, traction with crude consumption returning to more normalized pre-COVID-19 levels is required to drive a return to stock and sector profitability. Despite these headwinds Euronav remains focused through cycle on long term value generation which validates additional buy back focus and vessel acquisitions whilst retaining balance sheet strength”.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Revenue	138,440	355,154	1,230,750	932,377
Other operating income	2,260	5,515	10,112	10,094

Voyage expenses and commissions	(26,938)	(34,880)	(125,430)	(144,681)
Vessel operating expenses	(52,704)	(53,471)	(210,634)	(211,795)
Charter hire expenses	(704)	(604)	(7,954)	(604)
General and administrative expenses	(18,414)	(15,542)	(65,498)	(66,890)
Net gain (loss) on disposal of tangible assets	(1)	17	22,727	14,804
Depreciation	(77,848)	(84,558)	(319,751)	(337,702)

Net finance expenses	(17,135)	(20,907)	(70,057)	(99,231)
Share of profit (loss) of equity accounted investees	(5,208)	4,640	10,450	16,460
Result before taxation	(58,252)	155,364	474,715	112,832

Tax benefit (expense)	(419)	(1,201)	(1,944)	(602)
Profit (loss) for the period	(58,671)	154,163	472,771	112,230

Attributable to: Owners of the Company	(58,671)	154,163	472,771	112,230

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Tankers	(55,297)	150,173	463,069	96,419
FSO	(3,374)	3,990	9,702	15,811
Result after taxation	(58,671)	154,163	472,771	112,230

Information per share:

(in USD per share)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Weighted average number of shares (basic) *	203,392,860	215,078,497	210,193,707	216,029,171
Result after taxation	(0.29)	0.72	2.25	0.52

∗ The number of shares issued on 31 December 2020 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 December 2020 is 201,677,981.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Profit (loss) for the period	(58,671)	154,163	472,771	112,230
+ Net interest expenses	16,484	21,048	69,087	90,134
+ Depreciation of tangible and intangible assets	77,848	84,558	319,751	337,702
+ Income tax expense (benefit)	419	1,201	1,944	602
EBITDA (unaudited)	36,080	260,970	863,553	540,668

+ Net interest expenses JV	1,063	1,185	4,805	4,588
+ Depreciation of tangible and intangible assets JV	3,710	4,945	20,274	18,461
+ Income tax expense (benefit) JV	8,943	362	10,266	1,581
Proportionate EBITDA	49,796	267,462	898,898	565,298

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019

Weighted average number of shares (basic)	203,392,860	215,078,497	210,193,707	216,029,171
Proportionate EBITDA	0.24	1.24	4.28	2.62

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2020, the Company had a net loss of USD 58.7 million or USD 0.29 per share (Q4 2019: a net gain of USD 154.2 million or USD 0.72 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 49.8 million (Q4 2019: USD 267.5 million).

With leverage at a level of 37%, the balance sheet at Euronav remains strong.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth Quarter 2020	Fourth Quarter 2019	Full Year 2020	Full Year 2019
VLCC
Average spot rate (in TI pool)*	20,500	61,700	54,600	35,900
Average time charter rate**	44,700	35,700	42,200	32,400
SUEZMAX
Average spot rate***	12,300	41,800	39,400	26,000
Average time charter rate	29,300	29,300	29,600	29,400

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
***Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Sales
On 5 October 2020, the Suezmax Bastia (2005 – 159,155 dwt) was sold for USD 20.5 million. A capital gain on the sale of approximately USD 0.7 million was recorded in in the joint venture company. The vessel has been delivered to her new owners. The vessel was acquired in November 2019 in a 50/50 joint venture and whilst the holding period was relatively short, the strong tanker market helped driving an exceptional return in excess of 50% on this investment.

Acquisition - VLCC
Euronav is taking delivery from the yard of the four VLCC vessels, purchased last February 2020, during Q1 2021. The first two, Delos (2021 –300,200 dwt) and Diodorus (2021 – 300,200 dwt) have been delivered in January. The next two vessels are due to enter the fleet in March.

Acquisition - Suezmax
As announced on 3 February 2021, Euronav has entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Currently completing construction at the Daehan shipyard in South Korea, these modern vessels are being acquired for an en-bloc price of USD 113 million. The vessels are both due for delivery in January 2022.

These vessels are the latest generation of Suezmax Eco-type tankers. They will also be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment systems. The vessels have the structural notation to be LNG Ready. Euronav is working closely with the shipyard to also have a structural notation to be Ammonia Ready. This provides the option to switch to other fuels at a later stage.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

Maintenance
On our existing fleet, we will take advantage of the current challenging freight rate background to accelerate a number of scheduled dry dockings. Around 27 dry dockings have been scheduled to take place in 4Q20 and during 2021 of which a majority during this winter season.

Fuel procurement status (update)
During 2019, Euronav purchased 420,000 metric tonnes of compliant fuel and stored it on its vessel, the Oceania (2003 - 441,561 dwt), ahead of the new IMO 2020 fuel regulation. In view of the significant drop in oil and fuel oil price owing to COVID-19, the Company has actively managed its fuel position by procuring its fuel requirement from both the open market and its stored compliant fuel. The quantity onboard the Oceania on 31st of December was approximately 135,000 metric tonnes of compliant fuel with a positive marked-to-market value in the amount of USD 2 million at this date. Despite the challenges, the overall project has been profitable. Euronav will look to integrate key features from this project in our fuel procurement strategy going forward.

FSO

Contracts extension for 10 years to 2032
In November, Euronav announced that our joint venture with International Seaways signed a ten year contract extension for the FSO Asia and the FSO Africa. This is a direct continuation of their current contractual service, that now runs until 21 July 2032 and 21 September 2032 respectively. The additional ten years are expected to generate revenues for the joint venture in excess of USD 645 million as from the respective extension dates.

CAPITAL ALLOCATION

Euronav remains committed to its target return to shareholders of 80% of quarterly net profits. It is important to stress that this return to shareholders is from net profits generated quarterly and therefore does not impact the company’s liquidity which will be augmented by the 20% of net income that is retained.

Additional share buy back to create further shareholder value
Euronav announced today additional share repurchases up to USD 50 million as part of its return to shareholders policy. Further repurchases shall be deployed if, and when the company believes that there is value to be created for our shareholders in the long term, taking into account a variety of factors, including market conditions, share price disconnect with long term asset value, regulatory and legal requirements and other corporate considerations.

The Euronav share (at USD 8.10) trades at an equivalent price of a new build VLCC of USD 70 million (source: Clarksons). By repurchasing shares the company is investing at a highly discounted price of USD 70 million, compared to a latest quote for a modern VLCC of USD 88 million (source: Clarksons), into the assets it knows best in the world: our own fleet.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

Euronav believes this approach has the flexibility to manage the Company through the cycle, retaining sufficient capital for fleet renewal whilst simultaneously rewarding our shareholders. Euronav has mandated Clarksons Securities to act as an independent broker to coordinate and execute share repurchases on the exchanges of Euronext Brussels and/or the NYSE. Our returns to shareholders policy can be referenced (www.euronav.com/en/investors/company-news-reports/press-releases/2020/return-to-shareholders-guidance).

Cash dividend related to Q4
Euronav remains committed to distribute quarterly dividends throughout the cycle independently of the net income results and will distribute a fixed dividend of USD 12 cents on an annual basis or USD 3 cents per quarter.

Q4-2020 dividend (coupon 24):

Ex dividend	24 February 2021
Record date	25 February 2021
Payment date	5 March 2021

TANKER MARKET & OUTLOOK

A strong and potent mixture of coalescing factors have kept freight rates under pressure since August and are likely to persist until at least second half of 2021. Firstly, consumption of crude has largely been static since August (95 million bpd on EIA figures) with no seasonal uplift in demand largely due to COVID-19 restrictions impacting economic activity. Demand is therefore around 5-7 million bpd below normalized levels based on EIA data. Secondly, there has been additional unilateral export cuts from the OPEC+ members which has added further pressure to this dynamic. Thirdly, there continues to be an oversupply of vessels for the current level of cargoes available.

The global fleet age dynamic of the large crude tanker fleet however provides some medium-term direction with the asymmetry of the average age of both the VLCC and Suezmax fleet at their highest levels in 20 years, and the orderbook remaining capped at the lowest levels recorded in the last 20 years.

All the elements that should drive a number of ships to the recycling yards are present at the moment: (1) current economics of low freight rates, particularly for older tonnage; (2) emerging regulatory pressures in particular from banks providing finance to shipping; (3) recent IMO proposals on emissions caps and; (4) demands for increased ESG compliance from investors will continue to escalate in our view thus driving additional pressure on older tonnage.

Perhaps more importantly, higher steel prices have driven VLCC equivalent scrap values to seven-year highs above USD 18 million (source: Clarksons) and this dynamic has already attracted three confirmed VLCC (and possible others) to the recycling yard in the first weeks of 2021.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

The key driver to our markets however remains a return of consumption on a trajectory towards pre-COVID levels and onshore inventory which needs to reach five-year average levels. That will lead to a lifting of production cuts, in particular from OPEC+. The timing of this of course is reliant on the successful roll out of the COVID-19 vaccine and associated timing of lockdown restrictions being eased. Whilst this timing remains uncertain, the return of 5-7 million bpd of crude consumption to be shipped would imply a requirement for circa 150 VLCCs.

For the moment, crude tanker markets remain tough, as reflected in the current challenging freight rates. Euronav’s management believes however, that its balance sheet allows the company to simultaneously manage the cycle, but have the option to invest and take advantage of expansion opportunities should they arise.

So far during the first quarter of 2021, the Euronav VLCC fleet operated in the Tankers International Pool earned about USD 16,396 per day, whilst 46% of the available days for the first quarter have already been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 9,207 per day on average with 54% of the available days for the first quarter already fixed.

ESG ACTIVITY

CDP score
Euronav obtained a B score for taking action on climate issues by the Carbon Disclosure Project (CDP). Euronav is one out of only two shipping companies (and only tanker company) who managed to obtain this high score. The CDP is a global non-profit body which has organized the world’s leading environmental disclosure platform for over 20 years.

This was the first time Euronav has submitted its sustainability credentials to the CDP platform, as part of an ongoing commitment to increase the Company’s transparency in this area. Access to the full report can be found on our sustainability page on our website
(https://www.euronav.com/media/66210/2020_climate_change_euronav_nv.pdf)

The disclosure through CDP is just one of many actions Euronav is undertaking to help reshape the shipping and crude tanker industries. Euronav is an active supporter of various international climate focused initiatives such as the Poseidon Principles, the Getting to Zero coalition and the Sea Cargo Charter initiative.

Sustainability-linked Loan
Euronav recently announced a new USD 713 million sustainability loan with built-in climate related targets. For full details please refer to our Q3 2020 earnings release (https://www.euronav.com/en/investors/company-news-reports/press-releases/2020/euronav-announces-third-quarter-2020-results/).

Governance and Human Capital focus
A strong regard for corporate governance standards and application of similarly high social standards within the company form the bedrock of Euronav’s commitment to sustainability. A complete list of this and other ESG related initiatives can be found on www.euronav.com/sustainability.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

Bloomberg Gender-Equality Index
Euronav improved the Company’s score in its fourth consecutive inclusion in the annual Bloomberg Gender-Equality Index (GEI). The GEI provides transparency in gender-based practices and policies at publicly listed companies, increasing the breadth of environmental, social, governance (ESG) data available to investors.

Euronav is one of 380 companies across 11 sectors headquartered in 44 countries, to be included in this year’s index. The 380 companies earned at least a 50% Overall GEI Score and have a market capitalization, exceeding at least USD 1 Billion. The Company’s score increased from 55.8% last year to 64.5% in 2021.

Neptune declaration on seafarer wellbeing and crew change
Euronav has signed the ‘Neptune Declaration on Seafarer Wellbeing and Crew Change’. The declaration addresses the ongoing crew change crisis caused by the COVID-19 pandemic. It contains a list of concrete actions to facilitate crew changes and keep vital global supply chains functioning. The maritime stakeholder initiative was officially launched during the World Economic Forum’s Davos Agenda Week, in the week of January 25th.

Since the crisis arose, Euronav has focused on the safety and well-being of its people, as well as ensuring business continuity for its customers and all its other stakeholders. The Company’s main concern and challenge remains the rotation of Euronav seafarers with expired contracts stranded at sea. Significant progress was made during the second half of 2020 on this issue reducing the number of affected personnel from over 600 to more normalized levels of around 50. This undertaking involved sustained lobbying and co-operation with multiple counterparties across the globe.

Whilst affirmative action has brought an improvement, the shipping industry should maintain its focus and determination on seafarer repatriation and to gain keyworker status for all seafarers globally. This is not a crude tanker company issue but a global maritime industry issue.

CONFERENCE CALL

Euronav will host a conference call today, 4 February 2021, at 8 am EST/2 pm CET to discuss the results of the fourth quarter of 2020.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user controlled slide presentation
Event Date:	4 February 2021
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q4 2020 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav210204GLESLkHz.html

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

*
*  *

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 4 February 2021 – 8 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of final year results for 2020: 31 March 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (two to be delivered), 28 Suezmaxes (one of which is in a joint venture, two vessels time chartered in and two to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	December 31, 2020	December 31, 2019
ASSETS

Non-current assets
Vessels	2,865,308	3,177,262
Assets under construction	207,069	—
Right-of-use assets	52,955	58,908
Other tangible assets	1,759	2,265
Intangible assets	162	39
Receivables	57,054	71,083
Investments in equity accounted investees	49,235	50,322
Deferred tax assets	1,357	2,715

Total non-current assets	3,234,899	3,362,594

Current assets
Bunker inventory	75,780	183,382
Non-current assets held for sale	—	12,705
Trade and other receivables	214,479	308,987
Current tax assets	136	221
Cash and cash equivalents	161,478	296,954

Total current assets	451,873	802,249

TOTAL ASSETS	3,686,772	4,164,843
EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	935	299
Hedging reserve	(7,456)	(4,583)
Treasury shares	(164,104)	(45,616)
Retained earnings	540,248	420,058

Equity attributable to owners of the Company	2,311,320	2,311,855

Non-current liabilities
Bank loans	836,318	1,173,944
Other notes	198,279	198,571
Other borrowings	100,056	107,978
Lease liabilities	21,172	43,161
Other payables	6,893	3,809
Employee benefits	7,987	8,094
Provisions	1,154	1,381

Total non-current liabilities	1,171,859	1,536,938
Current liabilities
Trade and other payables	85,149	94,408
Current tax liabilities	629	49
Bank loans	20,542	49,507
Other borrowings	51,297	139,235
Lease liabilities	45,749	32,463
Provisions	227	388

Total current liabilities	203,593	316,050

TOTAL EQUITY and LIABILITIES	3,686,772	4,164,843

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2020	2019
	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Shipping income
Revenue	1,230,750	932,377
Gains on disposal of vessels/other tangible assets	22,728	14,879
Other operating income	10,112	10,094
Total shipping income	1,263,590	957,350

Operating expenses
Voyage expenses and commissions	(125,430)	(144,681)
Vessel operating expenses	(210,634)	(211,795)
Charter hire expenses	(7,954)	(604)
Loss on disposal of vessels/other tangible assets	(1)	(75)
Depreciation tangible assets	(319,652)	(337,646)
Depreciation intangible assets	(99)	(56)
General and administrative expenses	(65,498)	(66,890)
Total operating expenses	(729,268)	(761,747)

RESULT FROM OPERATING ACTIVITIES	534,322	195,603

Finance income	21,496	20,572
Finance expenses	(91,553)	(119,803)
Net finance expenses	(70,057)	(99,231)

Share of profit (loss) of equity accounted investees (net of income tax)	10,450	16,460

PROFIT (LOSS) BEFORE INCOME TAX	474,715	112,832

Income tax benefit (expense)	(1,944)	(602)

PROFIT (LOSS) FOR THE PERIOD	472,771	112,230

Attributable to:
Owners of the company	472,771	112,230

Basic earnings per share	2.25	0.52
Diluted earnings per share	2.25	0.52

Weighted average number of shares (basic)	210,193,707	216,029,171
Weighted average number of shares (diluted)	210,206,276	216,029,171

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2020	2019
	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019

Profit/(loss) for the period	472,771	112,230

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(97)	(1,223)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	636	(112)
Cash flow hedges - effective portion of changes in fair value	(2,873)	(1,885)
Equity-accounted investees - share of other comprehensive income	(2)	(720)

Other comprehensive income (expense), net of tax	(2,336)	(3,940)

Total comprehensive income (expense) for the period	470,435	108,290

Attributable to:
Owners of the company	470,435	108,290

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance on January 1, 2019 *	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	—	—	—	—	—	112,230	112,230
Total other comprehensive income (expense)	—	—	(112)	(1,885)	—	(1,943)	(3,940)
Total comprehensive income (expense)	—	—	(112)	(1,885)	—	110,287	108,290

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(25,993)	(25,993)
Treasury shares acquired	—	—	—	—	(30,965)	—	(30,965)
Total transactions with owners	—	—	—	—	(30,965)	(25,993)	(56,958)

Balance on December 31, 2019	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	472,771	472,771
Total other comprehensive income (expense)	—	—	636	(2,873)	—	(99)	(2,336)
Total comprehensive income (expense)	—	—	636	(2,873)	—	472,672	470,435

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(352,482)	(352,482)
Treasury shares acquired	—	—	—	—	(118,488)	—	(118,488)
Total transactions with owners	—	—	—	—	(118,488)	(352,482)	(470,970)

Balance on December 31, 2020	239,148	1,702,549	935	(7,456)	(164,104)	540,248	2,311,320

* The Group has initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)
	2020	2019
	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Cash flows from operating activities
Profit (loss) for the period	472,771	112,230

Adjustments for:	358,187	405,823
Depreciation of tangible assets	319,652	337,646
Depreciation of intangible assets	99	56
Provisions	(388)	(448)
Income tax (benefits)/expenses	1,944	602
Share of profit of equity-accounted investees, net of tax	(10,450)	(16,460)
Net finance expense	70,057	99,231
(Gain)/loss on disposal of assets	(22,727)	(14,804)

Changes in working capital requirements	180,576	(165,419)
Change in cash guarantees	(12,339)	(34)
Change in inventory	107,602	(161,121)
Change in receivables from contracts with customers	85,830	(41,001)
Change in accrued income	12,667	(3,051)
Change in deferred charges	(263)	(2,078)
Change in other receivables	(3,826)	22,393
Change in trade payables	4,490	6,471
Change in accrued payroll	2,536	(2,282)
Change in accrued expenses	(10,675)	3,473
Change in deferred income	(4,645)	10,028
Change in other payables	(148)	(806)
Change in provisions for employee benefits	(653)	2,589

Income taxes paid during the period	78	(993)
Interest paid	(70,498)	(98,852)
Interest received	6,723	6,602
Dividends received from equity-accounted investees	7,534	12,600

Net cash from (used in) operating activities	955,371	271,991

Acquisition of vessels and vessels under construction	(224,904)	(7,024)
Proceeds from the sale of vessels	78,075	86,235
Acquisition of other tangible assets	(285)	(1,015)
Acquisition of intangible assets	(221)	(14)
Proceeds from the sale of other (in)tangible assets	—	30
Loans from (to) related parties	24,443	(31,713)
Proceeds from sale (Purchase of) of shares in equity-accounted investees	4,000	(4,000)
Lease payments received from finance leases	1,786	1,251

Net cash from (used in) investing activities	(117,106)	43,750

(Purchase of) Proceeds from sale of treasury shares	(118,488)	(30,965)
Proceeds from new borrowings	893,827	1,099,701
Repayment of borrowings	(994,989)	(1,318,398)
Repayment of lease liabilities	(34,492)	(30,214)
Repayment of commercial paper	(359,295)	—
(Repayment of) Proceeds from sale and leaseback	(11,726)	124,425
Transaction costs related to issue of loans and borrowings	(8,083)	(9,721)
Dividends paid	(352,041)	(26,015)

Net cash from (used in) financing activities	(985,287)	(191,187)

Net increase (decrease) in cash and cash equivalents	(147,022)	124,554

Net cash and cash equivalents at the beginning of the period	296,954	173,133
Effect of changes in exchange rates	11,546	(733)

Net cash and cash equivalents at the end of the period	161,478	296,954

of which restricted cash	—	—